UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment     )*

CIG Wireless Corp.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

12551W 107

(CUSIP Number)

Brian Meyer

Fir Tree Inc.

505 Fifth Avenue

23rd Floor

New York, New York

10017 Tel. No.: (212) 599-0090

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to —

Steven E. Siesser, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

August 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	12551W 107	13D	Page	2	of	16	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 29,297,652
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 29,297,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,297,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.9%*
14	TYPE OF REPORTING PERSON CO

*	For purposes of Reg. Section 240.13d-3 and Rule 13d-3, CIG Wireless Corp., a Nevada corporation (the “Issuer”), informed the Reporting Persons there are 59,877,275 shares of Common Stock, par value $0.00001 per share (the “Common Stock”), issued and outstanding as of August 1, 2013. Fir Tree Capital Opportunity (LN) Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), and Fir Tree REF III Tower LLC, a Delaware limited liability company (“Fir Tree REF”), own, and Fir Tree Inc., a New York corporation (“Fir Tree” and together with Fir Tree Capital and Fir Tree REF, collectively, the “Reporting Persons”), controls, 29,297,652 shares of Series A-2 Convertible Preferred Stock, par value $0.00001 per share, of the Issuer (the “Series A-2 Preferred Stock”), which as of August 1, 2013 and as of the date of this Schedule 13D (the “Filing Date”), are convertible into 29,297,652 shares of Common Stock. The Reporting Persons are therefore deemed to beneficially own 29,297,652 shares of Common Stock, of which 14,648,826 shares and 14,648,826 shares, are beneficially owned by each of Fir Tree Capital and Fir Tree REF, respectively, representing 48.9%, 24.5% and 24.5%, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of August 1, 2013 and the Filing Date. According to information provided to the Reporting Persons by the Issuer, there were 1,680,492 shares of the Issuer’s Series B 6% 2012 Convertible Redeemable Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”) issued and outstanding as of August 1, 2013 and as of the Filing Date, which shares are convertible into 1,680,492 shares of Common Stock and are held by persons unrelated to the Reporting Persons. The holders of the Series B Preferred Stock vote with the Common Stock on an as-converted basis in all matters to which the holders of Common Stock are entitled to vote. When taking into account the voting power of the Series B Preferred Stock, the shares of Common Stock beneficially owned by the Reporting Persons collectively represent 47.5%, and 23.8% for each of Fir Tree Capital and Fir Tree REF, respectively, of the voting power of the Common Stock as of August 1, 2013 and as of the Filing Date.

CUSIP No.	12551W 107	13D	Page	3	of	16	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Capital Opportunity (LN) Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,648,826
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,648,826
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,648,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%*
14	TYPE OF REPORTING PERSON PN

*	For purposes of Reg. Section 240.13d-3 and Rule 13d-3, CIG Wireless Corp., a Nevada corporation (the “Issuer”), informed the Reporting Persons there are 59,877,275 shares of Common Stock, par value $0.00001 per share (the “Common Stock”), issued and outstanding as of August 1, 2013. Fir Tree Capital Opportunity (LN) Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), and Fir Tree REF III Tower LLC, a Delaware limited liability company (“Fir Tree REF”), own, and Fir Tree Inc., a New York corporation (“Fir Tree” and together with Fir Tree Capital and Fir Tree REF, collectively, the “Reporting Persons”), controls, 29,297,652 shares of Series A-2 Convertible Preferred Stock, par value $0.00001 per share, of the Issuer (the “Series A-2 Preferred Stock”), which as of August 1, 2013 and as of the date of this Schedule 13D (the “Filing Date”), are convertible into 29,297,652 shares of Common Stock. The Reporting Persons are therefore deemed to beneficially own 29,297,652 shares of Common Stock, of which 14,648,826 shares and 14,648,826 shares, are beneficially owned by each of Fir Tree Capital and Fir Tree REF, respectively, representing 48.9%, 24.5% and 24.5%, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of August 1, 2013 and the Filing Date. According to information provided to the Reporting Persons by the Issuer, there were 1,680,492 shares of the Issuer’s Series B 6% 2012 Convertible Redeemable Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”) issued and outstanding as of August 1, 2013 and as of the Filing Date, which shares are convertible into 1,680,492 shares of Common Stock and are held by persons unrelated to the Reporting Persons. The holders of the Series B Preferred Stock vote with the Common Stock on an as-converted basis in all matters to which the holders of Common Stock are entitled to vote. When taking into account the voting power of the Series B Preferred Stock, the shares of Common Stock beneficially owned by the Reporting Persons collectively represent 47.5%, and 23.8% for each of Fir Tree Capital and Fir Tree REF, respectively, of the voting power of the Common Stock as of August 1, 2013 and as of the Filing Date.

CUSIP No.	12551W 107	13D	Page	4	of	16	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree REF III Tower LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,648,826
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,648,826
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,648,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%*
14	TYPE OF REPORTING PERSON OO

*	For purposes of Reg. Section 240.13d-3 and Rule 13d-3, CIG Wireless Corp., a Nevada corporation (the “Issuer”), informed the Reporting Persons there are 59,877,275 shares of Common Stock, par value $0.00001 per share (the “Common Stock”), issued and outstanding as of August 1, 2013. Fir Tree Capital Opportunity (LN) Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), and Fir Tree REF III Tower LLC, a Delaware limited liability company (“Fir Tree REF”), own, and Fir Tree Inc., a New York corporation (“Fir Tree” and together with Fir Tree Capital and Fir Tree REF, collectively, the “Reporting Persons”), controls, 29,297,652 shares of Series A-2 Convertible Preferred Stock, par value $0.00001 per share, of the Issuer (the “Series A-2 Preferred Stock”), which as of August 1, 2013 and as of the date of this Schedule 13D (the “Filing Date”), are convertible into 29,297,652 shares of Common Stock. The Reporting Persons are therefore deemed to beneficially own 29,297,652 shares of Common Stock, of which 14,648,826 shares and 14,648,826 shares, are beneficially owned by each of Fir Tree Capital and Fir Tree REF, respectively, representing 48.9%, 24.5% and 24.5%, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of August 1, 2013 and the Filing Date. According to information provided to the Reporting Persons by the Issuer, there were 1,680,492 shares of the Issuer’s Series B 6% 2012 Convertible Redeemable Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”) issued and outstanding as of August 1, 2013 and as of the Filing Date, which shares are convertible into 1,680,492 shares of Common Stock and are held by persons unrelated to the Reporting Persons. The holders of the Series B Preferred Stock vote with the Common Stock on an as-converted basis in all matters to which the holders of Common Stock are entitled to vote. When taking into account the voting power of the Series B Preferred Stock, the shares of Common Stock beneficially owned by the Reporting Persons collectively represent 47.5%, and 23.8% for each of Fir Tree Capital and Fir Tree REF, respectively, of the voting power of the Common Stock as of August 1, 2013 and as of the Filing Date.

CUSIP No.	12551W 107	13D	Page	5	of	16	Pages

Note to Schedule 13D:

This Schedule 13D is being filed by Fir Tree on behalf of Fir Tree Capital and Fir Tree REF. Fir Tree is the investment manager to Fir Tree Capital and Fir Tree REF, and has the authority to cause them to purchase securities issued by the Issuer and to exercise any and all voting rights associated with such securities.

The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree Capital or Fir Tree REF is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 29,297,652 shares of Common Stock held by the other of them. Pursuant to Rule 13d-4, each of Fir Tree Capital and Fir Tree REF disclaim all such beneficial ownership.

CUSIP No.	12551W 107	13D	Page	6	of	16	Pages

Item 1. Security and Issuer.

Securities acquired:

Common stock, par value $0.00001 per share (“Common Stock”).

Issuer:

CIG Wireless Corp.

Five Concourse Parkway, Suite 3100

Atlanta, Georgia 30328

Item 2. Identity and Background.

(a) and (b), Name of Person Filing, Address of Principal Place of Business and Principal Office, and Place of Organization:

Fir Tree Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

A New York corporation

Fir Tree Capital Opportunity (LN) Master Fund, L.P.

c/o Citco Fund Services (Cayman Islands) Limited

89 Nexus Way

Camana Bay

P.O. Box 31106

Grand Cayman KY1-1205, Cayman Islands

A Cayman Islands exempted limited partnership

Fir Tree REF III Tower LLC

505 Fifth Avenue

23rd Floor

New York, New York 10017

A Delaware limited liability company

(c) Principal occupation or employment: Fir Tree Inc. (“Fir Tree”) provides investment management services to private individuals and institutions and its principal business is investment management. The principal business of Fir Tree Capital Opportunity (LN) Master Fund, L.P. (“Fir Tree Capital”) and Fir Tree REF III Tower LLC (“Fir Tree REF”) is investing in securities.

(d) Conviction in criminal proceedings: None of Fir Tree, Fir Tree Capital or Fir Tree REF has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil proceedings: None of Fir Tree, Fir Tree Capital or Fir Tree REF has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of Fir Tree, the general partner of Fir Tree Capital and the manager of Fir Tree REF are set forth in Exhibit 1 hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

As of August 1, 2013, Fir Tree Capital and Fir Tree REF each own 14,648,826 shares of Series A-2 Convertible Preferred Stock, par value $0.00001 per share (the “Series A-2 Preferred Stock”), of the Issuer, which are convertible in the aggregate into 29,297,652 shares of Common Stock. The Reporting Persons are therefore deemed to beneficially own 29,297,652 shares of Common Stock, of which 14,648,826 shares and 14,648,826 shares, are beneficially owned by each of Fir Tree Capital and Fir Tree REF, respectively, representing 48.9%, 24.5% and 24.5%, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of August 1, 2013 and as of the filing date of this Schedule 13D.

CUSIP No.	12551W 107	13D	Page	7	of	16	Pages

All of the shares of the Series A-2 Preferred Stock held by Fir Tree Capital and Fir Tree REF have been acquired using the working capital of Fir Tree Capital and Fir Tree REF.

The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree Capital or Fir Tree REF is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 29,297,652 shares of Common Stock held by the other of them. Pursuant to Rule 13d-4, each of Fir Tree Capital and Fir Tree REF disclaim all such beneficial ownership.

Item 4. Purpose of the Transaction.

On August 1, 2013, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Fir Tree Capital and Fir Tree REF (together, the “Fir Tree Investors”), pursuant to which the Issuer sold to the Fir Tree Investors $34,999,997.64 of newly created (i) Series A-1 Non-Convertible Preferred Stock (the “Series A-1 Preferred Stock”) and (ii) Series A-2 Preferred Stock (together with the Series A-1 Preferred Stock, the “Series A Preferred Stock”). The Series A-1 Preferred Stock is not convertible into Common Stock and each share of Series A-2 Preferred Stock is initially convertible on a one-for-one basis into the Issuer’s Common Stock. The terms, rights and privileges of the Series A Preferred Stock are set forth in the Certificate of Designation, Preferences and Rights of Series A-1 Non-Convertible Preferred Stock and Series A-2 Convertible Preferred Stock, as filed by the Issuer with the Nevada Secretary of State on August 1, 2013 (the “Certificate of Designation”), as further discussed in Item 6 below.

The Reporting Persons purchased the Series A Preferred Stock for investment purposes based on the belief that such securities, when purchased, represented an attractive investment opportunity.

Pursuant to the Certificate of Designation, (i) as long as any shares of Series A-1 Preferred Stock or any shares of Series A-2 Preferred Stock remain outstanding, the Issuer shall not change the number of directors which constitute the Issuer’s board of directors, currently five, without the prior affirmative vote or prior written consent of the Fir Tree Investors except in connection with the automatic board expansion upon an event of default, as further described below, (ii) as long as any shares of Series A-1 Preferred Stock remain outstanding, the Fir Tree Investors, as the holders of a majority of the outstanding shares of Series A-1 Preferred Stock, voting as a separate class, shall be entitled to elect two directors of the Issuer (“Series A-1 Directors”), provided that upon the occurrence of an Event of Default (as defined below) under the Certificate of Designation, the size of the Issuer’s board of directors shall automatically increase to seven and the Fir Tree Investors shall be entitled to elect two additional directors of the Issuer, and (iii) as long as any shares of Series A-2 Preferred Stock remain outstanding, the Fir Tree Investors, as the holders of a majority of the outstanding shares of Series A-2 Preferred Stock, voting as a separate class, shall be entitled to elect the number of directors of the Issuer equal to the difference (but not less than zero) of (x) two minus (y) the number of Series A-1 Directors then able to be elected.

In addition to the foregoing board designation rights, the Certificate of Designation also contains additional protective provisions, including restrictive covenants which prohibit the Issuer and its subsidiaries from taking certain actions without the prior affirmative vote or prior written consent of the Fir Tree Investors. A description of such protective provisions is set forth in Item 6 below.

On August 1, 2013, the Issuer amended its bylaws to, among other things, reflect the board designation rights of the holders of the Series A Preferred Stock.

Except in connection with the board designation rights and protective provisions described above, the holders of the Series A-1 Preferred Stock do not have general voting rights. The holders of the Series A-2 Preferred Stock are entitled to vote, together with the holders of Common Stock as a single class, on all matters on which the holders of Common Stock are entitled to vote.

The Purchase Agreement and the Certificate of Designation contain certain provisions relating to the Fir Tree Investors’ possible acquisition of additional shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock as discussed in Item 6.

The Reporting Persons may participate in and influence the affairs and strategic direction of the Issuer through the exercise of their voting rights with respect to the shares of Series A Preferred Stock owned by the Reporting Persons, through the exercise of their right under the terms of the Certificate of Designation and bylaws to nominate director(s) to serve on the Issuer’s board of directors and as a result of the protective provisions contained in the Certificate of Designation (described in Item 6 below). The summary of certain rights of Fir Tree Capital and Fir Tree REF pursuant to the Certificate of Designation and bylaws described in this Item 4 is qualified in the entirety by the Certificate of Designation and bylaws set forth in Exhibit 3 and Exhibit 8, respectively, and are incorporated in this Item 4 by reference.

Although the Reporting Persons have no specific plan or proposal to acquire additional shares or dispose of shares of the Issuer’s securities, except as provided in the Purchase Agreement and Certificate of Designation, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an on-going evaluation of the investment in the Common Stock, prevailing market conditions, the Issuer’s financial condition, business, operations and prospects, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

CUSIP No.	12551W 107	13D	Page	8	of	16	Pages

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, the nomination of directors to the board of directors and the composition of the board of directors. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock or the disposition of shares of Series A Preferred Stock or Common Stock, if any, held by the Reporting Persons or other persons, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this 13D, to the extent deemed advisable by the Reporting Persons.

A further description of the Purchase Agreement and Certificate of Designations is set forth in Item 6 below.

Item 5. Interest in Securities of the Issuer.

(a) Fir Tree beneficially owns 29,297,652 shares of Series A-2 Preferred Stock, of which 14,648,826 shares and 14,648,826 shares, are owned by each of Fir Tree Capital and Fir Tree REF, respectively, which as of August 1, 2013, are convertible in the aggregate into 29,297,652 shares of Common Stock. The Reporting Persons are therefore deemed to beneficially own 29,297,652 shares of Common Stock, of which 14,648,826 shares and 14,648,826 shares, are beneficially owned by each of Fir Tree Capital and Fir Tree REF, respectively, representing 48.9%, 24.5% and 24.5%, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of August 1, 2013. Such percentages of beneficial ownership of the Reporting Persons were calculated by dividing (i) the respective shares of Common Stock deemed to be beneficially owned by Fir Tree, Fir Tree Capital and Fir Tree REF as of August 1, 2013 (as set forth in the prior sentence) by (ii) 30,699,623 shares of Common Stock (which was the number of shares of Common Stock outstanding as of August 1, 2013, based on information provided to the Reporting Persons by the Issuer and excluding shares of Common Stock issuable upon conversion of the Series B Preferred Stock, discussed below).

Based on information provided to the Reporting Persons by the Issuer, as of August 1, 2013, (i) there are 1,680,492 shares of Series B 6% 2012 Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) issued and outstanding as of August 1, 2013, (ii) each share of the Series B Preferred Stock is convertible at the holder’s option into one share of Common Stock and (iii) holders of Series B Convertible Preferred Stock, none of whom is related to or affiliated with the Reporting Persons, are entitled to vote together with the holders of Common Stock as a single class on all matters on which the holders of Common Stock are entitled to vote. When calculating the voting power of the Common Stock beneficially owned by the Reporting Persons on an as converted to Common Stock basis including shares of Common Stock issuable upon conversion of the Series B Preferred Stock, the voting power of the shares of Common Stock beneficially owned by Fir Tree, Fir Tree Capital and Fir Tree REF represents 47.5%, 23.8% and 23.8% of the issued outstanding shares of Common Stock, respectively. Such percentages of voting power of the Reporting Persons were calculated by dividing (i) the respective shares of Common Stock deemed to be beneficially owned by Fir Tree, Fir Tree Capital and Fir Tree REF as of August 1, 2013 (as set forth above) by (ii) 32,380,115 shares of Common Stock (which was the number of shares of Common Stock outstanding as of August 1, 2013, based on information provided to the Reporting Persons by the Issuer and includes shares of Common Stock issuable upon conversion of the Series B Preferred Stock).

To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree, the general partner of Fir Tree Capital and the manager of Fir Tree REF have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons. However, the Reporting Persons have certain rights regarding the disposition of shares of Common Stock held by certain third parties, as and to the extent described in the Housatonic Rights Agreement (as defined below), discussed in Item 6 below. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock subject to the Housatonic Rights Agreement.

(b) Fir Tree, as the investment manager of Fir Tree Capital and Fir Tree REF, has the shared power to vote and dispose of the 29,297,652 shares of Series A-2 Preferred Stock, as well as the shares of Common Stock issuable upon conversion thereof.

To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree, the general partner of Fir Tree Capital and the manager of Fir Tree REF have no power to vote or to direct the vote, no power to dispose or to direct the disposition, nor shared power to dispose or to direct the disposition of the Common Stock separate from the shares held by the Reporting Persons. However, the Reporting Persons have certain rights regarding the disposition of shares of Common Stock held by certain third parties, as and to the extent described in the Housatonic Rights Agreement, discussed in Item 6 below. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock subject to the Housatonic Rights Agreement.

CUSIP No.	12551W 107	13D	Page	9	of	16	Pages

The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree Capital or Fir Tree REF is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 29,297,652 shares of Common Stock held by the other of them. Pursuant to Rule 13d-4, each of Fir Tree Capital and Fir Tree REF disclaim all such beneficial ownership.

The Reporting Persons engaged in transactions in the Issuer’s securities in connection with those transactions disclosed in the Current Report on Form 8-K filed by the Issuer on August 7, 2013 (the “8-K”).

(c) The Reporting Persons have not engaged in any transactions in the Issuer’s securities during (x) the sixty days prior to the obligation to file this Schedule 13D, and (y) except for the transactions described in the 8-K and in Item 6 below, the period between August 1, 2013 and the filing date of this Schedule 13D.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement. On August 1, 2013, the Issuer entered into the Purchase Agreement with the Fir Tree Investors, pursuant to which the Issuer sold to the Fir Tree Investors the Series A Preferred Stock as described in Item 4. The signing and closing of the Purchase Agreement occurred on August 1, 2013 (the “Closing”), and the funding occurred on August 2, 2013. The Purchase Agreement contains representations, warranties and covenants of the Issuer and the Fir Tree Investors, including, among others, indemnification obligations of the Issuer for the benefit of the Fir Tree Investors. The terms, rights and privileges of the Series A Preferred Stock are set forth in the Certificate of Designation, discussed further below. At the Closing, the parties also executed and delivered a Registration Rights Agreement for the benefit of the Fir Tree Investors, discussed further below. Among other terms, the Purchase Agreement provides that, at any time until December 31, 2014, the Issuer has the conditional right to put to the Fir Tree Investors up to $25,000,000, in whole increments of $1,000,000, of additional shares of Series A-1 Preferred Stock, the proceeds of which shall be used to fund acquisitions, if such acquisition and put exercise is approved by the Fir Tree Investors, in their sole discretion. The conditional put is subject to satisfaction of certain other conditions set forth in the Purchase Agreement. In connection with each issuance of $1,000,000 of Series A-1 Preferred Stock, the Issuer will issue to the Fir Tree Investors shares of Series A-2 Preferred Stock convertible into 1.36% of the Common Stock on a fully diluted basis.

Series A-1 and Series A-2 Preferred Stock. The terms, rights and privileges of the Series A Preferred Stock are set forth in the Certificate of Designation. Set forth below are summaries of the respective voting powers, designations, preferences and other special rights, and qualifications, limitations and restrictions of, the Series A Preferred Stock. Any and all rights, preferences and obligations set forth below which are applicable to the Fir Tree Investors will also be applicable to any successors or assigns of the Fir Tree Investors.

Rank. The Series A-1 Preferred Stock ranks, with respect to dividend payments and distributions of the Issuer’s assets upon a Liquidation Event (as defined below), senior to (i) the Series A-2 Preferred Stock, the Series B Preferred Stock, the Common Stock and certain membership interests in a subsidiary of the Issuer, which are held by third parties (the “Minority Interests”), and all other now or subsequently existing classes and series of capital stock of the Issuer; and (ii) any other equity or equity-linked securities, unless approved by the Fir Tree Investors. The Series A-2 Preferred Stock ranks with respect to dividend payments and distributions of the Issuer’s assets upon a Liquidation Event, (a) junior to the Series A-1 Preferred Stock, (b) senior to the Series B Preferred Stock, the Common Stock, the Minority Interests and all other now or subsequently existing classes and series of capital stock of the Issuer, and (c) except for the Series A-1 Preferred Stock, senior to any other equity or equity-linked securities unless approved by the Fir Tree Investors.

Preference. The preferences of each share of Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively, with respect to dividend payments and distributions of the Issuer’s assets upon a Liquidation Event, are equal to the preferences of every other share of Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively, from time to time outstanding, in every respect.

Dividends. The holders of Series A-1 Preferred Stock are entitled to receive cumulative dividends quarterly in arrears at a rate, based on the Series A-1 Stated Value (as defined below), of (a) 9% per annum, or upon the occurrence of an Event of Default (as defined below), 15% per annum, for each of the first three one-year periods commencing on August 1, 2013, (b) 11% per annum, or upon the occurrence of an Event of Default, 17% per annum, for the one-year period commencing on August 1, 2016, and (c) 13% per annum, or upon the occurrence of an Event of Default, 19% per annum, for the one-year period commencing on August 1, 2017 (the “Series A-1 Preferred Dividends”). The Series A-1 Preferred Dividends are payable in cash or, if prohibited from paying in cash under applicable Nevada law or by the terms of the Issuer’s Senior Debt (as defined below), then in-kind through issuance of an equivalent number of shares of Series A-1 Preferred Stock. The holders of Series A-2 Preferred Stock are not entitled to receive dividends, except that the Series A-2 Preferred Stock shall participate in any dividends that may be declared on the Common Stock on an as-converted basis.

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The holders of Common Stock are not permitted to receive dividends in respect of the Common Stock during any fiscal year unless and until all outstanding Series A-1 Preferred Dividends have been paid or declared and set apart in cash for payment.

Liquidation Rights. Upon the occurrence of a Liquidation Event, (a) the holders of the Series A-1 Preferred Stock are entitled to receive, on a pro rata basis, prior to any distribution of any of the assets or surplus funds to the holders of Series A-2 Preferred Stock, Series B Preferred Stock, Common Stock, the Minority Interests, or any other class or series of capital stock, an amount equal to (the “Series A-1 Preference Payment”): (x) the then-current Series A-1 Stated Value, plus (y) all Series A-1 Preferred Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, plus (z) if any, the applicable Series A-1 Premium (as defined below), and (b) subject to the rights of the Fir Tree Investors as holders of Series A-1 Preferred Stock, the Fir Tree Investors as holders of the Series A-2 Preferred Stock are entitled to receive, on a pro rata basis, prior to any distribution of any of the assets or surplus funds to the holders of the Series B Preferred Stock, the Common Stock, the Minority Interests, or any other class or series of capital stock (other than the Series A-1 Preferred Stock), for each share of Series A-2 Preferred Stock, an amount equal to (the “Series A-2 Preference Payment”) the quotient of (x) the greatest of (A) the fair market value of the Issuer, (B) the Threshold TCF (as defined below), and (C) 200% of the aggregate dollar amount of consideration actually paid by all of the Fir Tree Investors to the Issuer in consideration of the Series A-1 Preferred Stock and Series A-2 Preferred Stock issued to the Fir Tree Investors, divided by (y) the number of shares of Common Stock on a fully diluted basis as of the close of business on the last day of the last fiscal quarter that ended immediately preceding such date.

Voting Rights. The Certificate of Designation also contains certain provisions relating to voting rights of the Series A Preferred Stock and the rights of Fir Tree Capital and Fir Tree REF to designate directors as discussed in Item 4 above. Prior to the closing of Series A Preferred Stock transaction, effective August 1, 2013, Messrs. Sebastien Koechli and Gert Rieder resigned from the Issuer’s Board. Neither Mr. Koechli nor Mr. Rieder expressed any disagreements with the Issuer in connection with their respective resignations. On August 2, 2013, the Fir Tree Investors elected Messrs. Scott Troeller and Jarret Cohen, both executives of Fir Tree, as the Series A-1 Directors.

Additionally, the Certificate of Designation contains provisions which, so long as any shares of the Series A-1 Preferred Stock or the Series A-2 Preferred Stock are outstanding, prohibit the Issuer and its subsidiaries from taking certain actions without the prior affirmative vote or prior written consent of the Fir Tree Investors. The following is a summary of those actions:

•

amending the Issuer’s articles of incorporation or bylaws, or the Certificate of Designation or in any way changing the preferences, privileges, rights or powers with respect to the Series A-1 Preferred Stock or Series A-2 Preferred Stock or reclassifying any class of stock;

•	subject to certain exceptions (including the Issuer’s right to issue junior securities provided that certain equity conditions, discussed below, have been satisfied), issuing additional securities;

•

increasing the number of authorized shares of Series A-1 Preferred Stock or Series A-2 Preferred Stock or issuing any shares of Series A-1 Preferred Stock or Series A-2 Preferred Stock other than in accordance with the express terms of the Certificate of Designation or the Purchase Agreement;

•	agreeing to any restriction on the Issuer’s ability to satisfy its obligations or to honor the exercise of any rights of the Fir Tree Investors;

•	subject to certain exceptions, redeeming or purchasing any shares of capital stock of the Issuer or any subsidiary;

•

acquiring any material properties, assets or business unless it is approved by the Issuer’s chief executive officer and at least one director elected by the Fir Tree Investors, in such director’s sole discretion;

•	engaging in any new business or investing in the securities of any other person;

•

entering into certain customary liquidation events, change of control events or any other transaction involving the disposition of a substantial portion of the assets of the Issuer or its subsidiaries;

•

creating any direct or indirect subsidiary, entering into any joint venture or similar arrangement, becoming a partner in any general or limited partnership or entering into any contract permitting third party management rights with respect to the business of the Issuer or any of its Subsidiaries, unless it is approved by the Issuer’s chief executive officer and at least one director elected by the Fir Tree Investors, in such director’s sole discretion;

•	approving the annual budget and business plan of the Issuer or any changes thereto;

•

subject to certain exceptions, making any expenditures, individually, in excess of $250,000 or in the aggregate in excess of $500,000, that are not included in an approved budget, or any expenditure that exceeds by 10% the amount for such expenditure in an approved budget;

•

changing the number of directors which constitutes the Issuer’s board of directors except in connection with the automatic board expansion upon an event of default, as further described in Item 4 above;

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•	subject to certain exceptions, incurring or increasing any liability for borrowed money;

•	subject to certain exceptions, assuming or become liable for or guarantying the obligations of any other person;

•	subject to certain exceptions, canceling any liability or debt owed to it;

•	subject to certain exceptions, incurring any lien or other encumbrance on any of its properties or assets;

•

other than intercompany transactions, entering into any transaction with any related party in an aggregate amount in excess of $100,000 or amending any material provision of, or waiving any material right of the Issuer or any subsidiary under, any agreement with a related party;

•	paying dividends or distributions other than the Series A-1 Preferred Dividends and dividends on the Series B Preferred Stock;

•

changing the employment status of the chief executive officer or chief financial officer of the Issuer or any subsidiary, or amending the compensation, benefits or severance of any executive officer of the Issuer or any subsidiary, except if included in the approved budget;

•

amending the certificate of formation or limited liability company agreement or any or other organizational, charter or operating documents of any subsidiary or in any way change the preferences, privileges, rights or powers with respect to, or reclassify, any class of equity interests of any subsidiary; or

•	entering into an agreement to do any of the foregoing.

Notwithstanding the above restricted actions, the Issuer has the right, without the approval of the Fir Tree Investors, to issue and sell equity securities ranking junior to the Series A-1 Preferred Stock and the Series A-2 Preferred Stock provided that certain conditions are satisfied, including, among other things, that: (a) the securities to be issued are on terms and conditions more favorable to the Issuer and its stockholders than the Series A-1 Preferred Stock and Series A-2 Preferred Stock, as determined in good faith by a committee of the Issuer’s board of directors consisting solely of directors who are not also employees or officers or the Issuer and based on a written opinion of a nationally recognized financial advisor to such committee, which advisor and opinion shall be acceptable to the Fir Tree Investors; (b) the Fir Tree Investors have a right of first refusal with respect to such offering, and if all of the Fir Tree Investors decline to exercise such right, they shall be entitled to exercise their full pre-emptive rights with respect to such offering; (c) the purchaser(s) in such offering shall have specified eligibility criteria and such other criteria as the Issuer and the Fir Tree Investors may mutually agree at the time of such offering; (d) the Fir Tree Investors shall be entitled to the benefit of any anti-dilution protection provided in the Certificate of Designation; and (e) unless waived by the Fir Tree Investors in their sole discretion, the number of shares of Common Stock, together with all shares underlying such securities, issued in such offering (together with (x) all other offerings of securities junior to the Series A-1 Preferred Shares and Series A-2 Preferred Shares and (y) all offerings during the 12 consecutive calendar month period ending with such offering) is less than 15% of the shares of Common Stock on a fully diluted basis.

Conversion. Each share of the Series A-2 Preferred Stock is convertible at any time, at the holder’s option, into such number of fully paid and nonassessable shares of Common Stock as is obtained by dividing the notional value of such share (initially set at $1.00 per share, subject to adjustment for splits, dividends, and the like) then in effect by the initial conversion price of $1.00. Subject to certain customary exceptions, conversion price is subject to adjustment upon certain events, including, without limitation, an investment if the Issuer sells or is deemed to sell, securities for a price per share less than the then current conversion price.

Right of First Refusal on Future Financings; Preemptive Rights. The Certificate of Designation provides the holders of Series A-2 Preferred Stock with a right of first refusal in the event the Issuer desires to raise capital through any equity or debt financing transaction. For as long as any shares of Series A-2 Preferred Stock are outstanding, the Issuer is obligated to deliver to the holders of Series A-2 Preferred Stock a term sheet containing all of the significant terms of the proposed financing, which shall constitute an irrevocable offer to such holders, for a period of 15 days, to elect to provide the entire financing on the proposed terms. If such holders do not validly exercise their right to participate in the entire proposed financing, the Issuer shall have the right to consummate such financing on the proposed terms, subject to the preemptive rights of the holders of Series A-2 Preferred Stock, described below, and the other terms and conditions set forth in the Certificate of Designation. The foregoing right of refusal terminates if the holders of Series A-2 Preferred Stock collectively cease to own Series A-2 Preferred Stock or any other convertible securities of the Issuer equal to at least 10% of the Common Stock calculated on a fully diluted basis.

Pursuant to the Certificate of Designation, if the Issuer determines to consummate a third-party equity or debt financing as described above, then, to the extent the holders of the Series A-2 Preferred Stock do not exercise their right of first refusal in full, each holder of Series A-2 Preferred Stock has the preemptive right, with a right of over-subscription, to purchase up to such holder’s pro rata share of the securities, on the same terms and conditions being offered in the proposed financing (so that after giving effect to such purchase, each holder of Series A-2 Preferred Stock will own the same percentage of the capital stock of the Issuer (calculated on a fully diluted basis) that it owned immediately prior thereto).

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Information Rights. The holders of the Series A Preferred Stock are entitled to certain information rights under the Certificate of Designation in the event that the Issuer is not subject to the periodic reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Redemptions of Series A-1 Preferred Stock. Subject to applicable state law, each holder of Series A-1 Preferred Stock has the option, at any time after the earlier to occur of August 1, 2018 and the occurrence of an Event of Default, to redeem all or any portion of the Series A-1 Preferred Stock at a price equal to the aggregate Series A-1 Preference Payment. Subject to applicable state law, the Issuer also has the right to redeem all (but not less than all) of the outstanding shares of Series A-1 Preferred Stock at any time after August 1, 2013, at a price equal to the aggregate Series A-1 Preference Payment.

Redemptions of Series A-2 Preferred Stock. Subject to applicable state law, each holder of Series A-2 Preferred Stock has the option, at any time during the period beginning on August 1, 2018 and ending on August 1, 2020, or immediately upon customary liquidation events, to redeem all or any portion of the Series A-2 Preferred Stock at a price equal to the Series A-2 Preference Payment as of the close of business on the last day of the last fiscal quarter then ended immediately preceding such date; provided, however, if certain conditions with the respect to the listing of the Common Stock and the Issuer’s market capitalization and trading volume are satisfied at the time of redemption, the Issuer may seek to arrange for an alternate disposition of the Series A-2 Preferred Stock in lieu of such redemption through arranged block trades, privately negotiated sales or registered offerings.

Sale Transaction. In the event (x) a holder of Series A-2 Preferred Stock exercises its optional right of redemption, discussed above, and the Issuer has not redeemed all of the shares of Series A-2 Preferred Stock subject to redemption on the required date, and such redemption remains uncompleted on the first anniversary thereof, or (y) the Issuer has sought to arrange for the alternate disposition of the Series A-2 Preferred Stock described above and all of the Series A-2 Preferred Stock subject thereto have not been sold by the date that is 18 months after the date the Issuer delivered notice of alternate disposition, then, in each case, the Fir Tree Investors have the right to initiate and compel a sale of the entire Issuer (a “Sale Transaction”). The Fir Tree Investors have the sole and exclusive authority over the Sale Transaction, including without limitation the right to: (i) engage financial advisors and/or investment bankers; (ii) determine the process surrounding the Sale Transaction, including selecting the parties to participate in such process, the right to accept or reject any offers, and the timing thereof; (iii) review, mark-up, comment on and negotiate the definitive agreements (subject to the Issuer’s reasonable opportunity to review and provide input); (iv) communicate with the purchaser parties and/or their representatives and participate in meetings with them; and (v) determine the structure and terms of the transaction, in each case, in the Fir Tree Investors’ sole discretion.

Additional Issuance of Series A Preferred Stock. The Series A-1 Investors are entitled to receive additional shares of Series A-2 Preferred Stock upon the occurrence of certain events. If the final determination of the LQA TCF is less than $1,700,000 per annum, if the total building cost for certain towers exceeds $4,300,000 and upon the occurrence of any other accretion on the Series A-1 Preferred Stock (including without limitation, the issuance of any Series A-1 Preferred Dividends), then the Issuer shall issue to the Series A-1 Investors an aggregate number of shares of Series A-2 Preferred Stock which would then be convertible into 1.36% of the Common Stock on a fully diluted basis for each $1,000,000 of the Aggregate A-1 Adjustment Amount, the Aggregate Additional A-1 Adjustment Amount and any accretion on the Series A-1 Preferred Stock, in each case, prorated for any portion of, or partial amount over, such $1,000,000 increment. The Fir Tree Investors are also entitled to receive shares of Series A-2 Preferred Stock upon each conversion of the Minority Interests into Common Stock, based on their then current pro rata ownership percentage of the fully diluted shares.

As used in this Item 6, the following terms have the meanings ascribed thereto:

An “Event of Default” includes, among other events described in the Certificate of Designation, the following events: (a) if the Issuer or any of its subsidiaries takes any action in violation of, or which is not in compliance with, the Certificate of Designation; (b) any breach of, or non-compliance with, or “event of default,” under the Purchase Agreement by the Issuer; (c) any failure to redeem the Series A Preferred Stock in accordance with the Certificate of Designation; (d) any default under (i) any other agreement, document or instrument (x) to which both the Issuer and any Fir Tree Investor are parties or are otherwise both bound, or (y) any other agreement, document, or instrument to which the Issuer or any of its subsidiaries is a party or otherwise bound, which in the case of this clause (y) results in a liability, obligation or otherwise involves a payment by the Issuer or subsidiary in excess of $500,000, or (ii) the Senior Debt; (e) if the Issuer suffers certain cash shortfalls or property loss or damage; (f) if the Issuer or any subsidiary violates law; (g) if the Issuer or any subsidiary becomes subject to any judgment in excess of $100,000 or that would otherwise have a material adverse effect on the Issuer or its subsidiaries; or (h) the loss or revocation of any regulatory licenses or permits.

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“Liquidation Event” shall mean, subject to certain exceptions: (i) any liquidation, dissolution or winding up of the issuer or substantially all of its subsidiaries, whether voluntary or involuntary; (ii) a consolidation or merger of the Issuer with or into any other company or companies which results in the stockholders of the Issuer owning less than thirty-five percent (35%) of the outstanding capital stock of the surviving entity; (iii) a sale, lease or exchange of all or substantially all of the assets of the Issuer or substantially all of the earning power of the Issuer and its subsidiaries; (iv) the issuance and/or sale by the Issuer in one transaction or a series of related transactions of shares of Common Stock (or securities convertible or exchangeable into or exercisable for shares of Common Stock) constituting a majority of the shares of Common Stock outstanding immediately following such issuance (treating all securities convertible or exchangeable into or exercisable for shares of Common Stock as having been fully converted, exchanged and exercised, without regard to any exercise, conversion or exchange limitations therein); (v) any other form of acquisition or business combination approved by the Issuer’s board of directors where the Issuer is the target of such acquisition and where a change in control occurs such that the person or entity seeking to acquire the Issuer has the power to elect (through contract, voting or otherwise) a majority of the Issuer’s board of directors as a result of the transaction; and (vi) any other liquidity events that a majority of the holders of the Series A Preferred Stock (voting separately as a class) and the Issuer’s board of directors mutually agree shall constitute a Liquidation Event.

“Senior Debt” means (i) all Indebtedness arising under the Credit Agreement, dated as of August 17, 2012, by and among CIG Comp Tower, LLC, an indirect subsidiary of the Issuer, the lenders who are from time-to-time party thereto, and Macquarie Bank Limited; (ii) any other indebtedness of the Issuer or its subsidiaries as shall be designated as “Senior Debt” by the Issuer’s board of directors, subject to the agreement of the Fir Tree Investors; and (iii) any indebtedness entered into in connection with the refinancing or replacement of such indebtedness.

“Series A-1 Premium” means, with respect to each share of Series A-1 Preferred Stock and at the time of determination of the Series A-1 Preference Payment in respect thereof, an amount equal to the product of (x) the sum of (i) the then current Series A-1 Stated Value, plus (ii) an amount equal to all Series A-1 Preferred Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, multiplied by (y) the following percentages: (A) on or before August 1, 2014, a premium of 3.0%; (B) after August 1, 2014 but on or before August 1, 2015, a premium of 2.0%; (C) after August 1, 2015 but on or before August 1, 2016, a premium of 1.0%; and (D) after August 1, 2016, no premium.

“Series A-1 Stated Value” means, as of any date of determination, with respect to each share of Series A-1 Preferred Stock, the sum of (x) one hundred dollars ($100.00) plus (y) the Per Share A-1 Adjustment Amount plus (z) the Additional Per Share A-1 Adjustment Amount, which Series A-1 Stated Value shall be subject to corresponding adjustment from time to time in the event of any stock dividend (other than the Series A-1 Preferred Dividends), stock split, reverse stock split, reclassification, stock combination or other recapitalization affecting the Series A-1 Preferred Stock.

“Threshold TCF” means, as of any date of determination, the difference of (x) the product of fifteen (15), multiplied by the LQA TCF (as defined below) of the Issuer and its subsidiaries on a consolidated basis for the last fiscal quarter ended immediately preceding such date, minus (y) the sum of the aggregate amount of Senior Debt outstanding and the Series A-1 Preference Payment (excluding any amount attributable to, if any, the applicable Series A-1 Premium), in each case, as of the close of business on the last day of the last fiscal quarter ended immediately preceding such date.

“LQA TCF” means, as of any period of determination, the product of (a) the net tower cash flow for the fiscal quarter (as more particularly defined in the Certificate of Designation) of (x) in the case of adjustments with respect to the determination of the Aggregate A-1 Adjustment Amount (as defined below), only the towers existing as of August 1, 2013 and certain towers currently under development, or (y) for all other purposes, all eligible assets of the Issuer and its subsidiaries on a consolidated basis, in each case, for the fiscal quarter then ended, multiplied by (b) four (4), provided, however, any cash collections included within such cash flows that are attributable to tenant leases which are scheduled to expire, terminate, not renew or otherwise not continue at the same or a greater level than the amount included in such cash flows shall be excluded from the entire calculation.

“Aggregate A-1 Adjustment Amount” means the product of (x) twenty (20), multiplied by (y) the amount by which the LQA TCF is less than $1,700,000.

“Aggregate Additional A-1 Adjustment Amount” means the amount, if any, by which the final building cost for certain towers currently under development by the Issuer and its subsidiaries exceeds $4,300,000.

Registration Rights Agreement. In connection with the Purchase Agreement, the Fir Tree Investors and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of August 1, 2013, pursuant to which the Fir Tree Investors may require the Issuer to prepare and file a Form S-3 resale registration statement (or such other form the Issuer is then eligible to use if not then eligible to use Form S-3) covering the resale of the shares of Common Stock issued or issuable to the Fir Tree Investors upon conversion of the Series A-2 Preferred Stock, any additional shares of Common Stock that are issued or issuable to the Fir Tree Investors at any time and any securities issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to such shares. If the registration statement is not filed within 30 days after the Fir Tree Investors’ demand for registration or is not declared effective within 60 days after filing (subject to certain exceptions) or the Issuer is otherwise in breach of the Registration Rights Agreement, the Issuer shall be subject to liquidated damages payable to the demanding Fir Tree Investors in the amount of 1.5% of the aggregate purchase price paid by the Fir Tree Investors pursuant to the Purchase Agreement for the securities to be covered by the registration statement. In addition, the Fir Tree Investors are entitled to certain piggyback registration and underwritten offering rights.

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Stand Down Agreement. The Fir Tree Investors, among other parties, have executed a stand down agreement (the “Stand Down Agreement”), pursuant to which the Fir Tree Investors agreed not to, during the period commencing on August 1, 2013 and ending on December 31, 2014, unless earlier terminated pursuant to certain early termination events, directly or indirectly (1) sell or grant options for the sale of any shares of the Issuer’s Common Stock; or (2) enter into any swap or other agreement or arrangement (other than cash settled swaps) that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock.

The Stand Down Agreement includes certain exceptions, including: (i) the sale of shares of Common Stock in any underwritten public offering of the Issuer; (ii) transactions relating to shares of Common Stock acquired in open market transactions; (iii) transfers of certain securities by gift or in connection with estate planning; (iv) transfers or distributions of securities to certain affiliates or affiliated entities, provided that such affiliates or affiliated entities shall remain subject to the terms and conditions of the stand down agreement; (v) the establishment of a trading plan pursuant to Rule 10b 5-1 under the Exchange Act for the transfer of shares of Common Stock, subject to certain limitations, including that such plan does not require registration or reporting during the effective period of the stand down agreements; (vi) the conversion of any shares of Series A-2 Preferred Stock; (vii) the public or private sale of shares of Common Stock to the extent permitted under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), provided that the maximum number of shares sold in any 90-day period may not exceed one percent (1%) of the total issued and outstanding shares of Common Stock; and (viii) any private sale, gift, transfer or other disposition of shares of Common Stock under Regulation S promulgated under the Securities Act.

Equity Letter. The Issuer and the Fir Tree Investors have executed a letter agreement (the “Equity Letter”) with respect to Michael Hofe and B. Eric Sivertsen, the former management team of Liberty Towers, LLC (“Liberty”), the assets of whom the Issuer acquired with a portion of the proceeds of the Series A Preferred Stock on August 2, 2013 (the “Liberty Acquisition”), pursuant to which the Issuer has agreed to negotiate with Messrs. Hofe and Sivertsen setting forth the basic terms and conditions of certain option grants to them. Under the terms of the Equity Letter, the Fir Tree Investors have agreed to support such grants on such detailed terms and conditions as shall be subject to the approval of the Fir Tree Investors, as determined in their sole discretion.

Housatonic Rights Agreement. In connection with the Liberty Acquisition, the Fir Tree Investors entered into a Rights Agreement (the “Housatonic Rights Agreement”), dated as of August 1, 2013, with Housatonic Equity Investors IV, L.P., Housatonic Equity Affiliates IV, L.P. and Chesapeake Towers Development, LLC, the former owners of Liberty (collectively, the “Liberty Members”) and the Issuer, for the limited purpose of agreeing to certain co-sale and drag-along provisions. Pursuant to the Housatonic Rights Agreement, if prior to August 1, 2018, one or more of the Fir Tree Investors proposes to sell its Series A-2 Preferred Stock or Common Stock (or dividends thereon), the Liberty Members would have a tag-along right to participate in such proposed transaction on a pro rata basis, subject to customary terms and conditions generally applicable to co-sale transactions as are set forth in the agreement. If prior to August 1, 2018, the Issuer proposes to consummate a sale of more than fifty (50%) percent of the outstanding voting securities of the Issuer, whether by merger, consolidation, joint venture, exchange or otherwise, the Fir Tree Investors have a drag-along right to require the Liberty Members to participate in such transaction on a pro-rata basis, subject to customary terms and conditions generally applicable to drag-along transactions as are set forth in the agreement. The Housatonic Rights Agreement also contains certain put and call rights, whereby the Liberty Investors have the right to put, and the Issuer has the right to call, the Company securities owned by the Liberty Members on the terms and conditions set forth in the agreement. The Fir Tree Investors are not obligated with respect to either the put or call rights. The Reporting Persons disclaim beneficial ownership of all securities of the Issuer owned by the Liberty Members.

The foregoing definitions and descriptions of the Purchase Agreement, Certificate of Designation, Registration Rights Agreement, Stand Down Agreement, Equity Letter, Housatonic Rights Agreement and bylaws amendment described in this Item 6 are generalized, do not purport to be complete and, as such, are subject to and qualified in their entirety to the full text of the respective agreements and documents, which have been attached hereto as exhibits and which are incorporated herein by reference. A copy of the Purchase Agreement is attached as Exhibit 2, the Certificate of Designation is attached as Exhibit 3, the Registration Rights Agreement is attached as Exhibit 4, the Stand Down Agreement is attached as Exhibit 5, the Equity Letter is attached as Exhibit 6, the Housatonic Rights Agreement is attached as Exhibit 7, and the bylaws amendment is attached as Exhibit 8 to this statement on Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Information regarding the Instruction C persons.

The following exhibits are incorporated into this statement on Schedule 13D:

Exhibit 2	Securities Purchase Agreement, by and among CIG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, dated as of August 1, 2013, incorporated by reference to Exhibit 10.38 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

Exhibit 3	Certificate of Designation, Preferences and Rights of Series A-1 Non-Convertible Preferred Stock and Series A-2 Convertible Preferred Stock of CIG Wireless Corp. as filed with the Nevada Secretary of State on August 1, 2013, incorporated by reference to Exhibit 3.7 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

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Exhibit 4	Registration Rights Agreement, by and among CIG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, dated as of August 1, 2013, incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

Exhibit 5	Form of Stand Down Agreement, by and among CIG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, dated as of August 1, 2013, incorporated by reference to Exhibit 10.42 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

Exhibit 6	Equity Letter, by CIG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC to Michael Hofe and B. Eric Sivertsen, dated August 1, 2013, incorporated by reference to Exhibit 10.51 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

Exhibit 7	Rights Agreement, by and among CIG Wireless Corp., Housatonic Equity Investors IV, L.P., Housatonic Equity Affiliates IV, L.P., Chesapeake Towers Development, LLC, Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, dated as of August 1, 2013, incorporated by reference to Exhibit 10.41 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

Exhibit 8	Amendment to Bylaws of CIG Wireless Corp., effective August 1, 2013, incorporated by reference to Exhibit 3.8 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2013	FIR TREE INC.

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE CAPITAL OPPORTUNITY (LN) MASTER FUND, L.P.

	By:	FIR TREE INC., its Manager

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE REF III TOWER LLC

	By:	FIR TREE INC., its Manager

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director